UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.         )

SEASPAN CORPORATION

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

Y75638109

(CUSIP Number)

December 15, 2008

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person Deep Water Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 3,424,826 shares of Common Stock*
6. Shared Voting Power 0
7. Sole Dispositive Power 3,424,826 shares of Common Stock*
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,424,826 shares of Common Stock*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row 9 5.15%**
12.	Type of Reporting Person OO

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of common stock held by Deep Water Holdings, LLC (“Deep Water”), whose sole member is The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Trust”), may be deemed to be beneficially owned by the Trust and by Dennis R. Washington, as Trustee of the Trust. Lawrence R. Simkins, the manager of Deep Water, has voting and investment power with respect to the shares of common stock held by Deep Water. Mr. Simkins disclaims any beneficial ownership of the shares of common stock beneficially owned by Deep Water, the Trust and Mr. Washington.

**	Based on 66,440,950 shares of common stock outstanding as of September 30, 2008, calculated by adding 59,295,950 common shares as reported in the financial statements of the issuer’s Form 6-K dated November 12, 2008 and 7,145,000 subordinated shares that were subject to conversion as of October 1, 2008.

1.	Name of Reporting Person The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization State of Montana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 3,424,826 shares of Common Stock*
6. Shared Voting Power 0
7. Sole Dispositive Power 3,424,826 shares of Common Stock*
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,424,826 shares of Common Stock*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row 9 5.15%**
12.	Type of Reporting Person OO

*	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of common stock beneficially owned by The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Trust”) may also be deemed to be beneficially owned by Dennis R. Washington, the Trustee of the Trust.

**	Based on 66,440,950 shares of common stock outstanding as of September 30, 2008, calculated by adding 59,295,950 common shares as reported in the financial statements of the issuer’s Form 6-K dated November 12, 2008 and 7,145,000 subordinated shares that were subject to conversion as of October 1, 2008.

1.	Name of Reporting Person Dennis R. Washington
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 3,424,826 shares of Common Stock*
6. Shared Voting Power 0
7. Sole Dispositive Power 3,424,826 shares of Common Stock*
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,424,826 shares of Common Stock*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row 9 5.15%**
12.	Type of Reporting Person IN

*	Deep Water Holdings, LLC (“Deep Water”) holds 3,424,826 shares of common stock. For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of common stock held by Deep Water, whose sole member is The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements (the “Trust”), may be deemed to be beneficially owned by the Trust and by Dennis R. Washington, as Trustee of the Trust.

**	Based on 66,440,950 shares of common stock outstanding as of September 30, 2008, calculated by adding 59,295,950 common shares as reported in the financial statements of the issuer’s Form 6-K dated November 12, 2008 and 7,145,000 subordinated shares that were subject to conversion as of October 1, 2008.

Item 1.

	(a)	Name of Issuer Seaspan Corporation

	(b)	Address of Issuer’s Principal Executive Offices Unit 2, 7th Floor Bupa Centre 141 Connaught Road West Hong Kong China

Item 2.

(a)	Name of Person Filing**

Deep Water Holdings, LLC

The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements

Dennis R. Washington

	(b)	Address of Principal Business Office or, if none, Residence c/o Washington Corporations 101 International Way P.O. Box 16630 Missoula, Montana 59808

(c)	Citizenship

Deep Water Holdings, LLC is a limited liability company organized under the laws of the State of Montana.

The Roy Dennis Washington Revocable Living Trust created under Agreement dated November 16, 1987, including all subsequent amendments, modifications and restatements is a trust organized under the laws of the State of Montana.

Dennis R. Washington is a citizen of the United States of America.

	(d)	Title of Class of Securities Class A common shares; $0.01 par value

	(e)	CUSIP Number Y75638109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See the response to Item 9 on the attached cover page.

	(b)	Percent of class: See the response to Item 11 on the attached cover page.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote See the response to Item 5 on the attached cover page.

		(ii)	Shared power to vote or to direct the vote See the response to Item 6 on the attached cover page.

		(iii)	Sole power to dispose or to direct the disposition of See the response to Item 7 on the attached cover page.

		(iv)	Shared power to dispose or to direct the disposition of See the response to Item 8 on the attached cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2008	DEEP WATER HOLDINGS, LLC

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Manager

Dated: December 19, 2008	THE ROY DENNIS WASHINGTON REVOCABLE LIVING TRUST UNDER AGREEMENT DATED NOVEMBER 16, 1987, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATION AND RESTATEMENTS

	By:	/s/ Dennis R. Washington
Dennis R. Washington, Trustee

Dated: December 19, 2008	DENNIS R. WASHINGTON

/s/ Dennis R. Washington
Dennis R. Washington

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed on behalf of each of us.

Dated: December 19, 2008	DEEP WATER HOLDINGS, LLC

/s/ Lawrence R. Simkins
Lawrence R. Simkins, Manager

Dated: December 19, 2008	THE ROY DENNIS WASHINGTON REVOCABLE LIVING TRUST UNDER AGREEMENT DATED NOVEMBER 16, 1987, INCLUDING ALL SUBSEQUENT AMENDMENTS, MODIFICATION AND RESTATEMENTS

	By:	/s/ Dennis R. Washington
Dennis R. Washington, Trustee

Dated: December 19, 2008	DENNIS R. WASHINGTON

/s/ Dennis R. Washington
Dennis R. Washington